UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)

Rainmaker Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

750875304

(CUSIP Number)

March 5, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	Rule 13d-1(b)
[X]	Rule 13d-1(c)
	Rule 13d-1(d)

CUSIP No. 904583101 13G
1.	Name of Reporting Person: Inspired Capital Management, Inc.		I.R.S. Identification Nos. of above persons (entities only): 20-3691877

2.	Check the Appropriate Box if a Member of a Group:
	(a)	[X]
	(b)	

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,330,000

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,330,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,330,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: 

11.	Percent of Class Represented by Amount in Row (9): 6.41%

12.	Type of Reporting Person: IA

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. 904583101 13G

1.	Name of Reporting Person: Inspired Capital Management, Inc.		I.R.S. Identification Nos. of above persons (entities only): 20-3691877

2.	Check the Appropriate Box if a Member of a Group:
	(a)	[X]
	(b)	

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,330,000

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,330,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,330,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: 

11.	Percent of Class Represented by Amount in Row (9): 6.41%

12.	Type of Reporting Person: IA*

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

CUSIP No. 904583101 13G

1.	Name of Reporting Person: Jeffrey W. Waters		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	[X]
	(b)	

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,330,000

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,330,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,330,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: 

11.	Percent of Class Represented by Amount in Row (9): 6.41%

12.	Type of Reporting Person: IA

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

Item 1.

(a)	Name of Issuer: Rainmaker Systems, Inc. (the "Company")
(b)	Address of Issuer's Principal Executive Offices:
The Company's principal executive offices are located at Rainmaker Systems, Inc., 900 East Hamilton Avenue, Suite 400 Campbell, CA 95008

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

  Inspired Capital Management, Inc. a Maryland corporation as the investment adviser with respect to the Stock directly owned by Inspired Capital Management, Inc.

  Jeffrey W. Waters, a citizen of the United States, and the President of Inspired Capital, Inc., with respect to the Common Stock subject to the control of Inspired Capital Management, Inc.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business office or, if none, Residence:
The address of the business office of each of the Reporting Persons is 2403 Gadd Road, Cockeysville, MD 21030
(c)	Citizenship:
Inspired Capital Management, Inc. is a Maryland company. Jeffrey W. Waters is a United States citizen.
(d)	Title of Class of Securities: Common Stock (the "Common Stock").
(e)	CUSIP Number: 750875304

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act,
(b)	Bank as defined in Section 3(a)(6) of the Act,
(c)	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to 13d-1(c), check this box: [X]

Item 4. Ownership.

(a)	Amount Beneficially Owned:

Inspired Capital Management, Inc.

(a) Amount beneficially owned: 1,330,000

(b) Percent of class: 6.41% The percentages used herein and in the rest of Item 4 are calculated based upon the 20,740,000shares of Common Stock issued and outstanding according to the Company's most recent report on form 10-Q or 10-K, as applicable.

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 1,330,000

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 1,330,000

Item 4. Ownership. (continued)

B. Jeffrey W. Waters

(a) Amount beneficially owned: 1,330,000

(b) Percent of class: 6.41%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 1,330,000

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 1330,000

Item 5. Ownership of Five Percent or Less of a Class. Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to investment advisory agreements, Jeffrey Waters serves as the investment manager of Inspired Capital Management, Inc. Accordingly, Jeffrey W. Waters may be deemed the beneficial owner of shares held by the Inspired Capital Management, Inc. Jeffrey W. Waters is the President, CEO of Inspired Capital Management, Inc. and in that capacity directs their operations. Therefore, Jeffrey W. Waters may be a beneficial owner of shares beneficially owned by Inspired Capital Management, Inc. The Reporting Persons disclaim all beneficial ownership, however, as affiliate of a Registered Investment Adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares. The Reporting Persons have elected to file Schedule 13G nonetheless.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group. See item 2.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2008
INSPIRED CAPITAL MANAGEMENT, INC. By: /s/ JEFFREY W. WATERS Name: Jeffrey W. Waters Title: President, CEO

JEFFREY W. WATERS, Individually /s/ JEFFREY W. WATERS Name: Jeffrey W. Waters